UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

(Amendment No. 1)

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-7293

Tenet Healthcare Corporation,

NYSE Arca, Inc. (formerly the Pacific Exchange)

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

13737 Noel Road, Dallas, Texas, 75240; 469-893-2200

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐     17 CFR 240.12d2-2(a)(1)

☐     17 CFR 240.12d2-2(a)(2)

☐     17 CFR 240.12d2-2(a)(3)

☐     17 CFR 240.12d2-2(a)(4)

☐               Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. (1)

☒             Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Tenet Healthcare Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

January 19, 2007	By	/s/ Thomas Rice	SVP, Investor Relations
Date		Name	Title

(1)             Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions

This amendment is being filed to insert the correct name of the Issuer filing the Notification of Removal from Listing which was previously submitted in error.